

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
6400 Imperial Drive
Waco, Texas 76712

Re: FirstCity Financial Corp.
    Form 10-K for December 31, 2009
    File Number 033-19694

Dear Mr. Baker:

    We have completed our review of the above filing and related materials and have no further comments.

    Please direct any questions to David Lyon at 202-551-3421.

                Sincerely,

                David Lyon
                Senior Financial Analyst